REMSLEEP HOLDINGS, INC.

2202 North West Shore Boulevard – Suite 200

Tampa, Florida 33607

November 3, 2021

VIA EDGAR

Taylor Beech

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RemSleep Partners, Inc. (the “Company”)

Post-qualification Amendment to

Offering Statement on Form 1-A (the “Post-Qualification Amendment”)

Filed October 27, 2021

Commission File No. 024-11540

Dear Ms. Beech:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified November 5, 2021, at 1:00 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Post-Qualification Amendment will be approved in the State of New York, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

- the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Thomas J. Wood

Thomas J. Wood

Chief Executive Officer

RemSleep Holdings, Inc.